Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholder

Porto Holdco B.V.:

We consent to the use of our report dated December 16, 2016 on the consolidated balance sheet of Porto Holdco B.V. included herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus. As discussed in Note 2 to the consolidated balance sheet of Porto Holdco B.V. as of December 9, 2016, the Company has no assets (including cash) or shareholder’s equity to pay organization costs and future liabilities. Additionally, as discussed in Note 2 to the consolidated balance sheet, the Company has not effected a business combination the outcome of which is subject to a vote by ordinary shareholders of the Company’s parent (Pace Holdings Corp.). These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated balance sheet. The consolidated balance sheet and related notes to the consolidated balance sheet do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Fort Worth, Texas

February 6, 2017